July 25, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Emily Drazan, Staff Attorney
Kathleen Krebs, Special Counsel

Re:	View Systems, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 16, 2014
File No. 333-194222

To Whom It May Concern:

On behalf of View Systems, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 23, 2014 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

Executive Compensation, page 57

1. In accordance with the staff’s comments, please be advised that the table on page 57 has specifically been removed.

2. In accordance with the staff's comments, please be advised that the summary compensation table has been revised to include in the salary column the $150,000 salary accrued for Mr. Than for fiscal year 2013.

Securities and Exchange Commission

Page Two

July 25, 2014

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

View Systems Inc.

By: _______________________________________

Gunther Than, Chief Executive Officer